Exhibit 99.20

CONSENT OF EXPERT
March 30, 2023
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Richard Kiel, do hereby consent to the filing of the written disclosure regarding:

The quotation, inclusion or summary of those portions prepared by me of the Technical Report, Skouries Project, Greece, effective January 22, 2022;

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2022 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2022 (the “Form 40-F”), and (ii) the Registration Statements on Form S-8 of the Company (File Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600 and 333-261772) incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Richard Kiel
Richard Kiel, P. E.